Exhibit 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the second quarter ended
June 30, 2020

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(in thousands of Canadian dollars)		As at	As at
		June 30,	December 31,
	Note	2020	2019
Assets
Cash and cash equivalents		12,125	-
Trade and other receivables		590,023	587,370
Inventoried supplies		11,282	13,844
Current taxes recoverable		-	17,158
Prepaid expenses		40,981	36,077
Derivative financial instruments	22	-	39
Assets held for sale		5,789	4,625
Other assets	11	-	24,814
Current assets		660,200	683,927
Property and equipment	8	1,422,788	1,461,707
Right-of-use assets	9	450,029	434,017
Intangible assets	10	2,012,753	1,954,902
Other assets	11	8,958	11,241
Deferred tax assets		10,244	11,461
Non-current assets		3,904,772	3,873,328
Total assets		4,564,972	4,557,255
Liabilities
Bank indebtedness		-	3,801
Trade and other payables		461,161	443,468
Current taxes payable		48,375	6,050
Provisions	14	18,803	23,721
Other financial liabilities		2,415	2,654
Derivative financial instruments	22	2,729	843
Long-term debt	12	240,598	53,647
Lease liabilities	13	110,871	99,133
Current liabilities		884,952	633,317
Long-term debt	12	1,041,186	1,691,040
Lease liabilities	13	366,114	362,709
Employee benefits		18,499	18,585
Provisions	14	35,023	29,251
Other financial liabilities		4,371	3,649
Derivative financial instruments	22	2,991	888
Deferred tax liabilities		315,286	312,127
Non-current liabilities		1,783,470	2,418,249
Total liabilities		2,668,422	3,051,566
Equity
Share capital	15	974,032	680,233
Contributed surplus		21,404	21,063
Accumulated other comprehensive income		57,244	24,473
Retained earnings		843,870	779,920
Equity attributable to owners of the Company		1,896,550	1,505,689
Contingencies, letters of credit and other commitments	23
Total liabilities and equity		4,564,972	4,557,255

The notes on pages 6 to 26 are an integral part of these condensed consolidated interim financial statements.

1

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
	Note	June 30, 2020	June 30, 2019*	June 30, 2020	June 30, 2019*
Revenue		1,025,284	1,183,897	2,137,940	2,281,333
Fuel surcharge		80,933	153,898	208,759	287,279
Total revenue		1,106,217	1,337,795	2,346,699	2,568,612
Materials and services expenses	18	573,092	723,400	1,250,975	1,401,891
Personnel expenses	19	261,581	334,834	578,898	654,855
Other operating expenses		43,233	48,906	92,168	98,074
Depreciation of property and equipment		58,069	55,757	115,159	108,190
Depreciation of right-of-use assets		27,275	25,946	52,928	50,460
Amortization of intangible assets		15,417	16,499	30,976	32,288
Bargain purchase gain	5	-	(10,787)	(5,584)	(10,787)
Gain on sale of rolling stock and equipment		(3,297)	(4,988)	(6,665)	(9,400)
Gain on derecognition of right-of-use assets		(497)	(686)	(1,304)	(693)
Loss on sale of land and buildings		-	-	2	-
Gain on sale of assets held for sale		(125)	(74)	(10,784)	(10,171)
Total operating expenses		974,748	1,188,807	2,096,769	2,314,707
Operating income		131,469	148,988	249,930	253,905
Finance (income) costs
Finance income	20	(587)	(749)	(2,502)	(1,455)
Finance costs	20	18,156	22,226	39,273	42,058
Net finance costs		17,569	21,477	36,771	40,603
Income before income tax		113,900	127,511	213,159	213,302
Income tax expense	21	44,245	27,322	67,744	48,010
Net income from continuing operations		69,655	100,189	145,415	165,292
Net loss from discontinued operations	6	-	(12,478)	-	(12,478)
Net income for the period attributable to owners of the Company		69,655	87,711	145,415	152,814
Earnings per share attributable to owners of the Company
Basic earnings per share	16	0.80	1.04	1.69	1.80
Diluted earnings per share	16	0.79	1.01	1.66	1.76
Earnings per share from continuing operations attributable to owners of the Company
Basic earnings per share	16	0.80	1.19	1.69	1.95
Diluted earnings per share	16	0.79	1.16	1.66	1.90

(*) Recasted for changes in presentation (see note 20)

The notes on pages 6 to 26 are an integral part of these condensed consolidated interim financial statements.

2

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(UNAUDITED)

(In thousands of Canadian dollars)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net income for the period attributable to owners of the Company	69,655	87,711	145,415	152,814
Other comprehensive (loss) income
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	(39,711)	(25,966)	57,586	(51,877)
Net investment hedge, net of tax	11,930	6,013	(21,099)	12,448
Cash flow hedge, net of tax	32	(4,392)	(3,716)	(7,802)
Items directly reclassified to retained earnings:
Unrealized gain on investment in equity securities measured at fair value through OCI, net of tax	-	455	-	1,326
Other comprehensive (loss) income for the period, net of tax	(27,749)	(23,890)	32,771	(45,905)
Total comprehensive income for the period attributable to owners of the Company	41,906	63,821	178,186	106,909

The notes on pages 6 to 26 are an integral part of these condensed consolidated interim financial statements.

3

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

(In thousands of Canadian dollars)						Accumulated
				Accumulated		foreign	Accumulated
				unrealized		currency	unrealized		Total equity
				loss on	Accumulated	translation	loss on		attributable
				employee	cash flow	differences	investment in		to owners
		Share	Contributed	benefit	hedge	and net invest-	equity	Retained	of the
	Note	capital	surplus	plans	gain	ment hedge	securities	earnings	Company
Balance as at December 31, 2019		680,233	21,063	(486)	375	24,584	-	779,920	1,505,689
Net income for the period		-	-	-	-	-	-	145,415	145,415
Other comprehensive (loss) income for the period, net of tax		-	-	-	(3,716)	36,487	-	-	32,771
Total comprehensive (loss) income for the period		-	-	-	(3,716)	36,487	-	145,415	178,186
Share-based payment transactions	17	-	4,509	-	-	-	-	-	4,509
Stock options exercised	15, 17	22,005	(4,168)	-	-	-	-	-	17,837
Issuance of shares	15	288,475	-	-	-	-	-	-	288,475
Dividends to owners of the Company		-	-	-	-	-	-	(45,506)	(45,506)
Repurchase of own shares	15	(16,681)	-	-	-	-	-	(35,959)	(52,640)
Total transactions with owners, recorded directly in equity		293,799	341	-	-	-	-	(81,465)	212,675
Balance as at June 30, 2020		974,032	21,404	(486)	(3,341)	61,071	-	843,870	1,896,550

Balance as at December 31, 2018		704,510	20,448	(528)	10,210	60,971	(5,863)	787,106	1,576,854
Adjustment on initial application of IFRS 16		-	-	-	-	-	-	(25,678)	(25,678)
Net income for the period		-	-	-	-	-	-	152,814	152,814
Other comprehensive (loss) income for the period, net of tax		-	-	-	(7,802)	(39,429)	1,326	-	(45,905)
Realized loss on equity securities, net of tax		-	-	-	-	-	4,537	(4,537)	-
Total comprehensive (loss) income for the period		-	-	-	(7,802)	(39,429)	5,863	148,277	106,909
Share-based payment transactions	17	-	4,270	-	-	-	-	-	4,270
Stock options exercised	15, 17	17,045	(3,911)	-	-	-	-	-	13,134
Dividends to owners of the Company		-	-	-	-	-	-	(40,308)	(40,308)
Repurchase of own shares	15	(33,091)	-	-	-	-	-	(128,320)	(161,411)
Net settlement of restricted share units	15, 17	15	(15)	-	-	-	-	(44)	(44)
Total transactions with owners, recorded directly in equity		(16,031)	344	-	-	-	-	(168,672)	(184,359)
Balance as at June 30, 2019		688,479	20,792	(528)	2,408	21,542	-	741,033	1,473,726

The notes on pages 6 to 26 are an integral part of these condensed consolidated interim financial statements.

4

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of Canadian dollars)		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
	Note	June 30, 2020	June 30, 2019*	June 30, 2020	June 30, 2019*
Cash flows from operating activities
Net income for the period attributable to owners of the Company		69,655	87,711	145,415	152,814
Net loss from discontinued operations		-	(12,478)	-	(12,478)
Net income from continuing operations		69,655	100,189	145,415	165,292
Adjustments for :
Depreciation of property and equipment		58,069	55,757	115,159	108,190
Depreciation of right-of-use assets		27,275	25,946	52,928	50,460
Amortization of intangible assets		15,417	16,499	30,976	32,288
Share-based payment transactions		2,301	2,196	4,509	4,270
Net finance costs		17,569	21,477	36,771	40,603
Income tax expense		44,245	27,322	67,744	48,010
Bargain purchase gain		-	(10,787)	(5,584)	(10,787)
Gain on sale of property and equipment		(3,297)	(4,988)	(6,663)	(9,400)
Gain on disposal of right-of-use assets		(497)	(686)	(1,304)	(693)
Gain on derecognition of assets held for sale		(125)	(74)	(10,784)	(10,171)
Provisions and employee benefits		(3,393)	(4,693)	(1,682)	(2,109)
		227,219	228,158	427,485	415,953
Net change in non-cash operating working capital	7	16,095	(17,756)	38,279	7,870
Cash generated from operating activities		243,314	210,402	465,764	423,823
Interest paid		(15,795)	(20,050)	(35,427)	(41,987)
Income tax paid		348	(48,996)	(10,725)	(79,782)
Net cash from continuing operating activities		227,867	141,356	419,612	302,054
Net cash used in discontinued operating activities		-	(14,461)	-	(14,461)
Net cash from operating activities		227,867	126,895	419,612	287,593
Cash flows from investing activities
Purchases of property and equipment		(27,267)	(69,773)	(60,547)	(120,657)
Proceeds from sale of property and equipment		13,811	23,515	24,617	40,307
Proceeds from sale of assets held for sale		1,837	1,121	16,700	18,714
Purchases of intangible assets		(756)	(1,230)	(1,490)	(2,252)
Proceeds from sale of intangible assets		-	-	-	269
Business combinations, net of cash acquired		(60,024)	(78,186)	(74,670)	(180,637)
Proceeds from sale of investments		-	2,426	-	2,426
Others		3,463	(487)	28,630	(241)
Net cash used in continuing investing activities		(68,936)	(122,614)	(66,760)	(242,071)
Cash flows from financing activities
(Decrease) increase in bank indebtedness		(958)	13,520	(5,249)	929
Proceeds from long-term debt		9,324	97,005	17,701	304,968
Net repayment of long-term debt		(245,073)	(13,618)	(510,195)	(112,321)
Repayment of lease liability		(26,938)	(23,995)	(53,165)	(47,747)
Increase (decrease) in other financial liabilities		550	(2,022)	343	(2,022)
Dividends paid		(22,657)	(20,273)	(43,834)	(41,008)
Repurchase of own shares		(8,883)	(64,811)	(52,640)	(161,411)
Proceeds from the issuance of common shares, net of expenses		-	-	288,475	-
Proceeds from exercise of stock options		16,728	8,744	17,837	13,134
Repurchase of own shares for restricted share unit settlement		-	-	-	(44)
Net cash used in continuing financing activities		(277,907)	(5,450)	(340,727)	(45,522)
Net change in cash and cash equivalents		(118,976)	(1,169)	12,125	-
Cash and cash equivalents, beginning of period		131,101	1,169	-	-
Cash and cash equivalents, end of period		12,125	-	12,125	-

(*) Recasted for changes in presentation (see note 20)

The notes on pages 6 to 26 are an integral part of these condensed consolidated interim financial statements.

5

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

1.	Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three and six months ended June 30, 2020 and 2019 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.	Basis of preparation

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 27, 2020.

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

  investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;

  liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;

  the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and

  assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

c)	Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)	Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars (“CDN$”), which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

e)	Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations, income tax provisions, the self-insurance and other provisions and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

6

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2019 annual consolidated financial statements.

3.	Significant accounting policies

The accounting policies described in the Group’s 2019 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated in note 3. The accounting policies have been applied consistently by Group entities.

Government Grants

The Group recognizes a government grant when there is reasonable assurance it will comply with the conditions required to qualify for the grant, and that the grant will be received. The Group recognizes government grants as a reduction to the expense that the grant is intended to offset.

New standards and interpretations adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2020 and have been applied in preparing these condensed consolidated interim financial statements:

Definition of a business (Amendments to IFRS 3): On October 22, 2018, the IASB issued amendments to IFRS 3 Business Combinations that seek to clarify whether a transaction results in an asset or a business acquisition. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test fails, then the assessment focuses on the existence of a substantive process. The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

Amendments to Hedge Accounting Requirements - IBOR Reform and its Effects on Financial Reporting (Phase 1): On September 26, 2019, the IASB issued amendments for some of its requirements for hedge accounting in IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, as well as the related Standard on disclosures, IFRS 7 Financial Instruments: Disclosures in relation to Phase 1 of IBOR Reform and its Effects on Financial Reporting project. The amendments are effective from January 1, 2020. The amendments address issues affecting financial reporting in the period leading up to IBOR reform, are mandatory and apply to all hedging relationships directly affected by uncertainties related to IBOR reform. The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform in the following areas:

  the ‘highly probable’ requirement,

  prospective assessments,

  retrospective assessments (for IAS 39), and

  eligibility of risk components.

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

7

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

New standards and interpretations not yet adopted

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. The amendments are effective for annual periods beginning on or after January 1, 2022. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The extent of the impact of adoption of the amendments has not yet been determined.

Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)

On May 14, 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Early adoption is permitted. IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the “costs of fulfilling a contract” comprise both:

  the incremental costs - e.g. direct labour and materials; and

  an allocation of other direct costs - e.g. an allocation of the depreciation charge for an item of property and equipment used in fulfilling the contract.

The extent of the impact of adoption of the amendments has not yet been determined.

4.	Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports. The following summary describes the operations in each of the Group’s reportable segments:

Package and Courier:	Pickup, transport and delivery of items across North America.
Less-Than-Truckload:	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (a):	Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.
Logistics (b):	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a) The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload, U.S. Conventional Truckload, and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.
(b) Effective in the fourth quarter of fiscal 2019, the Group renamed the segment to Logistics from the previous reporting as Logistics and Last Mile. The composition of the segment remains unchanged.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income (loss)” in the consolidated statements of income. Segment’s operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

8

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended June 30, 2020
External revenue	138,549	156,344	466,677	263,714	-	-	1,025,284
External fuel surcharge	11,809	18,182	44,177	6,765	-	-	80,933
Inter-segment revenue and fuel surcharge	1,031	2,166	5,067	1,261	-	(9,525)	-
Total revenue	151,389	176,692	515,921	271,740	-	(9,525)	1,106,217
Operating income (loss)	22,602	33,419	69,524	22,683	(16,759)	-	131,469
Selected items:
Depreciation and amortization	8,553	17,680	62,546	11,726	256	-	100,761
Gain (loss) on sale of assets held for sale	-	(45)	170	-	-	-	125
Intangible assets	246,383	239,764	1,179,635	342,728	4,243	-	2,012,753
Total assets	484,197	754,773	2,726,529	552,717	46,756	-	4,564,972
Total liabilities	143,223	280,458	581,624	159,515	1,503,602	-	2,668,422
Additions to property and equipment	5,089	1,938	21,416	304	67	-	28,814
Three months ended June 30, 2019*
External revenue	157,426	216,386	566,109	243,976	-	-	1,183,897
External fuel surcharge	22,832	35,713	84,308	11,045	-	-	153,898
Inter-segment revenue and fuel surcharge	1,243	2,890	5,131	970	-	(10,234)	-
Total revenue	181,501	254,989	655,548	255,991	-	(10,234)	1,337,795
Operating income (loss)	29,931	30,268	67,241	28,658	(7,110)	-	148,988
Selected items:
Depreciation and amortization	7,873	17,746	60,784	11,602	197	-	98,202
Gain (loss) on sale of assets held for sale	-	(2)	76	-	-	-	74
Bargain purchase gain	-	-	-	10,787	-	-	10,787
Intangible assets	247,360	250,041	1,139,444	329,190	2,861	-	1,968,896
Total assets	473,517	786,442	2,724,380	533,149	60,424	-	4,577,912
Total liabilities	154,025	330,342	545,051	166,172	1,908,596	-	3,104,186
Additions to property and equipment	2,595	8,604	66,581	797	292	-	78,869

(*) Recasted for changes in presentation (see note 20)

9

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

		Less-
	Package and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Six months ended June 30, 2020
External revenue	276,904	334,567	995,389	531,080	-	-	2,137,940
External fuel surcharge	31,529	46,251	115,677	15,302	-	-	208,759
Inter-segment revenue and fuel surcharge	2,328	4,237	10,549	2,680	-	(19,794)	-
Total revenue	310,761	385,055	1,121,615	549,062	-	(19,794)	2,346,699
Operating income (loss)	38,106	51,100	132,528	48,640	(20,444)	-	249,930
Depreciation and amortization	16,913	34,692	124,769	22,037	652	-	199,063
Loss on sale of land and buildings	(2)	-	-	-	-	-	(2)
Gain (loss) on sale of assets held for sale	(2)	(45)	10,831	-	-	-	10,784
Bargain purchase gain	-	-	-	5,584	-	-	5,584
Intangible assets	246,383	239,764	1,179,635	342,728	4,243	-	2,012,753
Total assets	484,197	754,773	2,726,529	552,717	46,756	-	4,564,972
Total liabilities	143,223	280,458	581,624	159,515	1,503,602	-	2,668,422
Additions to property and equipment	17,359	9,941	36,965	642	173	-	65,080
Six months ended June 30, 2019*
External revenue	303,219	422,212	1,088,563	467,339	-	-	2,281,333
External fuel surcharge	42,482	68,511	156,878	19,408	-	-	287,279
Inter-segment revenue and fuel surcharge	2,528	5,163	10,642	1,897	-	(20,230)	-
Total revenue	348,229	495,886	1,256,083	488,644	-	(20,230)	2,568,612
Operating income (loss)	50,931	57,910	117,985	43,822	(16,743)	-	253,905
Selected items:
Depreciation and amortization	15,907	34,631	117,207	22,250	943	-	190,938
Gain on sale of assets held for sale	-	9,399	772	-	-	-	10,171
Bargain purchase gain	-	-	-	10,787	-	-	10,787
Intangible assets	247,360	250,041	1,139,444	329,190	2,861	-	1,968,896
Total assets	473,517	786,442	2,724,380	533,149	60,424	-	4,577,912
Total liabilities	154,025	330,342	545,051	166,172	1,908,596	-	3,104,186
Additions to property and equipment	6,182	15,826	107,293	1,037	707	-	131,045

(*) Recasted for changes in presentation (see note 20)

10

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

Total revenue	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total
Three months ended June 30, 2020
Canada	151,389	155,745	205,431	74,817	(8,187)	579,195
United States	-	20,947	310,490	192,434	(1,338)	522,533
Mexico	-	-	-	4,489	-	4,489
Total	151,389	176,692	515,921	271,740	(9,525)	1,106,217

Three months ended June 30, 2019
Canada	181,501	211,932	276,284	72,029	(9,913)	731,833
United States	-	43,057	379,264	178,642	(321)	600,642
Mexico	-	-	-	5,320	-	5,320
Total	181,501	254,989	655,548	255,991	(10,234)	1,337,795

Six months ended June 30, 2020
Canada	310,761	338,202	460,373	151,329	(17,010)	1,243,655
United States	-	46,853	661,242	387,952	(2,784)	1,093,263
Mexico	-	-	-	9,781	-	9,781
Total	310,761	385,055	1,121,615	549,062	(19,794)	2,346,699

Six months ended June 30, 2019
Canada	348,229	412,427	530,425	139,752	(19,716)	1,411,117
United States	-	83,459	725,658	338,717	(514)	1,147,320
Mexico	-	-	-	10,175	-	10,175
Total	348,229	495,886	1,256,083	488,644	(20,230)	2,568,612

Segment assets are based on the geographical location of the assets.

	As at	As at
	June 30,	December 31,
	2020	2019
Property and equipment, right-of-use assets and intangible assets
Canada	2,274,771	2,308,400
United States	1,591,152	1,518,877
Mexico	19,647	23,349
	3,885,570	3,850,626

5.	Business combinations

a)	Business combinations

In line with the Group’s growth strategy, the Group acquired four businesses during 2020, which include R.R. Donnelley & Sons Company, which were not considered material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.

On March 2, 2020, the Group completed the acquisition of the courier service business of R.R. Donnelley & Sons Company. The purchase price for this business acquisition totalled $14.7 million, which has been paid in cash. The estimated fair value of the identifiable net assets acquired, including the fair value of the customer relationships acquired, exceeded the purchase price, resulting in an estimated bargain purchase gain of $5.6 million in the logistics segment.

11

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

If the Group acquired the four businesses on January 1, 2020, as per management’s best estimates, the revenue and net income for these entities would have been $109.9 million and $0.7 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2020.

During 2020, transaction costs of $0.3 million have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

As of the reporting date, the Group had not completed the purchase price allocation over the identifiable net assets and goodwill of the 2020 acquisitions. Information to confirm fair value of certain assets and liabilities is still to be obtained for these acquisitions. As the Group obtains more information, the allocation will be completed. The table below presents the purchase price allocation based on the best information available to the Group to date.

Identifiable assets acquired and liabilities assumed	Note	2020 *
Cash and cash equivalents		1,365
Trade and other receivables		30,986
Inventoried supplies and prepaid expenses		1,370
Property and equipment	8	4,220
Right-of-use assets	9	50,689
Intangible assets	10	26,145
Trade and other payables		(7,672)
Other non-current liabilities		(452)
Lease liabilities	13	(51,041)
Deferred tax liabilities		(4,063)
Total identifiable net assets		51,547
Total cash consideration transferred		76,035
Goodwill	10	30,072
Bargain purchase gain		(5,584)

 (*) Includes non-material adjustments to prior year’s acquisitions

The trade receivables comprise gross amounts due of $33.5 million, of which $2.5 million was expected to be uncollectible at the acquisition date.

Of the goodwill and intangible assets acquired through business combinations in 2020, $27.6 million is deductible for tax purposes.

b)	Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

The goodwill arising in the above business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	2020	*
U.S. Truckload	Truckload	1,968
Specialized Truckload	Truckload	27,410
Logistics	Logistics	694
		30,072

(*) Includes non-material adjustments to prior year’s acquisitions

c)	Adjustment to the provisional amounts of prior year’s business combinations

The 2019 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of Schilli and various non-material acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. Consequently, the fair value of certain assets acquired and liabilities assumed of Schilli and the non-material acquisitions have been adjusted in 2020. No material adjustments were required to the provisional fair values for these prior period’s business combinations, and have been included with the acquisition of 2020.

6.	Discontinued operations

In Q2 2019, the Group received an unfavorable ruling on an accident claim, resulting in a loss of $12.5 million ($16.6 million, net of tax of $4.1 million). The incident occurred in an operating division which was part of the discontinued rig moving segment. The rig moving segment was classified as discontinued on September 30, 2015.

The net cash outflows from discontinued operations amounted was $14.5 million ($18.6 million, net of tax of $4.1 million).

The basic loss per share for the three and six-month periods ended June 30, 2019 from discontinued operations were $0.15. The diluted loss per share for the three and six-month periods ended June 30, 2019 from discontinued operations were $0.15 and $0.14.

7.	Additional cash flow information

Net change in non-cash operating working capital

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2020	June 30, 2019*	June 30, 2020	June 30, 2019*
Trade and other receivables	27,595	640	42,983	26,868
Inventoried supplies	1,289	993	3,135	1,199
Prepaid expenses	(3,619)	15	(3,086)	(3,617)
Trade and other payables	(9,170)	(19,404)	(4,753)	(16,580)
	16,095	(17,756)	38,279	7,870

(*) Recasted for changes in presentation (see note 20)

13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

8.	Property and equipment

	Land and	Rolling
	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2019	400,909	1,645,986	162,735	2,209,630
Additions through business combinations	-	4,187	33	4,220
Other additions	3,374	52,683	9,023	65,080
Disposals	(301)	(64,872)	(3,872)	(69,045)
Reclassification to assets held for sale	(9,657)	(9,491)	-	(19,148)
Effect of movements in exchange rates	2,883	38,372	190	41,445
Balance at June 30, 2020	397,208	1,666,865	168,109	2,232,182

Depreciation
Balance at December 31, 2019	76,121	567,787	104,015	747,923
Depreciation for the period	5,658	102,453	7,048	115,159
Disposals	(227)	(47,139)	(3,725)	(51,091)
Reclassification to assets held for sale	(3,277)	(8,800)	-	(12,077)
Effect of movements in exchange rates	530	9,194	(244)	9,480
Balance at June 30, 2020	78,805	623,495	107,094	809,394

Net carrying amounts
At December 31, 2019	324,788	1,078,199	58,720	1,461,707
At June 30, 2020	318,403	1,043,370	61,015	1,422,788

As at June 30, 2020, $4.5 million is included in trade and other payables for the purchases of property and equipment (December 31, 2019 - $3.1 million).

9.	Right-of-use assets

	Land and	Rolling
	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2019	558,627	213,120	2,389	774,136
Other additions	8,688	15,340	1,056	25,084
Additions through business combinations	14,423	36,266	-	50,689
Derecognition*	(16,642)	(23,291)	(209)	(40,142)
Effect of movements in exchange rates	4,627	744	15	5,386
Balance at June 30, 2020	569,723	242,179	3,251	815,153

Depreciation
Balance at December 31, 2019	251,558	87,174	1,387	340,119
Depreciation	32,959	19,574	395	52,928
Derecognition*	(12,035)	(17,942)	(14)	(29,991)
Effect of movements in exchange rates	1,716	340	12	2,068
Balance at June 30, 2020	274,198	89,146	1,780	365,124

Net carrying amounts
At December 31, 2019	307,069	125,946	1,002	434,017
At June 30, 2020	295,525	153,033	1,471	450,029

(*) Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents or fully amortized right-of-use assets.

14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

10.	Intangible assets

		Other intangible assets
				Non-
		Customer		compete	Information
	Goodwill	relationships	Trademarks	agreements	technology	Total
Cost
Balance at December 31, 2019	1,728,871	625,279	111,379	15,498	27,072	2,508,099
Additions through business combinations*	30,072	26,195	(482)	432	-	56,217
Other additions	-	-	-	-	1,490	1,490
Extinguishments	-	-	-	(1,107)	(105)	(1,212)
Effect of movements in exchange rates	29,547	11,449	2,997	278	231	44,502
Balance at June 30, 2020	1,788,490	662,923	113,894	15,101	28,688	2,609,096

Amortization and impairment losses
Balance at December 31, 2019	190,780	285,430	52,186	5,806	18,995	553,197
Amortization for the period	-	25,459	2,854	1,376	1,287	30,976
Extinguishments	-	-	-	(1,107)	(105)	(1,212)
Effect of movements in exchange rates	5,980	5,967	1,221	87	127	13,382
Balance at June 30, 2020	196,760	316,856	56,261	6,162	20,304	596,343

Net carrying amounts
At December 31, 2019	1,538,091	339,849	59,193	9,692	8,077	1,954,902
At June 30, 2020	1,591,730	346,067	57,633	8,939	8,384	2,012,753

(*) Includes non-material adjustments to prior year’s acquisitions

11.	Other assets

	As at	As at
	June 30,	December 31,
	2020	2019
Restricted cash	-	4,298
Security deposits	4,532	4,109
Investments in equity securities	2,523	1,391
Other	1,903	1,443
Promissory note	-	24,814
	8,958	36,055
Presented as :
Current other assets	-	24,814
Non-current other assets	8,958	11,241

The restrictions on cash are no longer required as at June 30, 2020.

15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

12.	Long-term debt

	As at	As at
	June 30,	December 31,
	2020	2019
Non-current liabilities
Unsecured revolving facilities	134,072	590,259
Unsecured term loan	409,403	609,147
Unsecured debenture	199,010	198,900
Unsecured senior notes	205,140	194,820
Conditional sales contracts	93,561	97,914
	1,041,186	1,691,040
Current liabilities
Current portion of unsecured revolving facilities	-	11,970
Current portion of conditional sales contracts	40,734	41,677
Current portion of unsecured term loan	199,864	-
	240,598	53,647

The table below summarizes changes to the long-term debt:

		Six months	Six months
		ended	ended
	Note	June 30,2020	June 30,2019
Balance at beginning of period		1,744,687	1,584,423
Transfer to lease liabilities		-	(9,164)
Proceeds from long-term debt		17,701	304,968
Business combinations	5	-	11,500
Net repayment of long-term debt		(510,195)	(112,321)
Accretion of deferred financing fees		768	1,097
Effect of movements in exchange rates		4,492	(4,523)
Effect of movements in exchange rates - OCI		24,331	(14,364)
Balance at end of period		1,281,784	1,761,616

The Group’s revolving facilities have $1,077 million availability at June 30, 2020 (December 31, 2019 - $605.1 million) and an additional $250 million credit available (C$245 million and US$5 million). The additional credit is available under certain conditions under the Group’s syndicated bank agreement.

16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

13.	Lease liabilities

	As at	As at
	June 30,	December 31,
	2020	2019
Current portion of lease liabilities	110,871	99,133
Long-term portion of lease liabilities	366,114	362,709
	476,985	461,842

The table below summarizes changes to the lease liabilities:

		Six months	Six months
		ended	ended
	Note	June 30, 2020	June 30, 2019
Balance at beginning of period		461,842	-
Initial recognition on transition to IFRS 16 on January 1, 2019		-	483,458
Transfer of finance leases from long-term debt		-	9,164
Business combinations	5	51,041	10,115
Additions		25,084	23,285
Derecognition*		(11,453)	(10,664)
Repayment		(53,165)	(47,747)
Effect of movements in exchange rates		3,636	(1,536)
Balance at end of period		476,985	466,075

(*) Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents or fully amortized right-of-use assets.

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $47.4 million related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $489.9 million.

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at June 30,
2020
Less than 1 year	126,194
Between 1 and 5 years	301,087
More than 5 years	108,934
536,215

17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

14.	Provisions

	Self insurance	Other	Total
As at June 30, 2020
Current provisions	15,446	3,357	18,803
Non-current provisions	34,538	485	35,023
	49,984	3,842	53,826
As at December 31, 2019
Current provisions	21,961	1,760	23,721
Non-current provisions	28,936	315	29,251
	50,897	2,075	52,972

15.	Share capital

The Company is authorized to issue an unlimited number of common shares and preferred shares, issuable in series. Both common and preferred shares are without par value. All issued shares are fully paid.

During the first quarter of fiscal 2020, the Company completed an initial public offering on the New York Stock Exchange. The Company issued a total of 6,900,000 common shares, that were issued at a price of US $33.35 per share, the equivalent of CAD $44.20 per share based on the Bank of Canada exchange rate at the time of the transaction, for gross proceeds to the Company of US $230,115,000 (approximately CAD $305.0 million). The Company incurred share issuance costs of approximately $17.5 million of which $16.7 million were capitalised to share capital and $0.8 million were recognized in the consolidated statement of income.

The following table summarizes the number of common shares issued:

(in number of shares)		Six months	Six months
		ended	ended
	Note	June 30, 2020	June 30, 2019
Balance, beginning of period		81,450,326	86,397,588
Repurchase and cancellation of own shares		(1,542,155)	(4,047,100)
Issuance of shares		6,900,000	-
Stock options exercised	17	1,072,446	1,068,523
Balance, end of period		87,880,617	83,419,011

The following table summarizes the share capital issued and fully paid:

	Six months	Six months
	ended	ended
	June 30, 2020	June 30, 2019
Balance, beginning of period	680,233	704,510
Issuance of shares, net of expenses	288,475	-
Repurchase and cancellation of own shares	(16,681)	(33,091)
Cash consideration of stock options exercised	17,837	13,134
Ascribed value credited to share capital on stock options exercised	4,168	3,911
Issuance of shares on settlement of RSUs	-	15
Balance, end of period	974,032	688,479

Pursuant to the normal course issuer bid (“NCIB”) which began on October 2, 2019 and expiring on October 1, 2020, the Company is authorized to repurchase for cancellation up to a maximum of 7,000,000 of its common shares under certain conditions. As at June 30, 2020, and since the inception of this NCIB, the Company has repurchased and cancelled 2,221,255 common shares.

18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

During the six months ended June 30, 2020, the Company repurchased 1,542,155 common shares at a weighted average price of $34.13 per share for a total purchase price of $52.6 million relating to the NCIB. During the six months ended June 30, 2019, the Company repurchased 4,047,100 common shares at a weighted average price of $39.88 per share for a total purchase price of $161.4 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $36.0 million (2019 - $128.3 million) was charged to retained earnings as share repurchase premium.

16.	Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net income attributable to owners of the Company	69,655	87,711	145,415	152,814
Net income from continuing operations	69,655	100,189	145,415	165,292
Issued common shares, beginning of period	87,125,884	84,369,157	81,450,326	86,397,588
Effect of stock options exercised	443,231	324,675	266,219	456,075
Effect of repurchase of own shares	(158,205)	(510,397)	(866,265)	(2,177,671)
Effect of share issuance	-	-	5,212,500	-
Weighted average number of common shares	87,410,910	84,183,435	86,062,780	84,675,992
Earnings per share - basic	0.80	1.04	1.69	1.80
Earnings per share from continuing operations - basic	0.80	1.19	1.69	1.95

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net income attributable to owners of the Company	69,655	87,711	145,415	152,814
Net income from continuing operations	69,655	100,189	145,415	165,292
Weighted average number of common shares	87,410,910	84,183,435	86,062,780	84,675,992
Dilutive effect:
Stock options and restricted share units	1,227,759	2,270,073	1,428,025	2,331,085
Weighted average number of diluted common shares	88,638,669	86,453,508	87,490,805	87,007,077
Earnings per share - diluted	0.79	1.01	1.66	1.76
Earnings per share from continuing operations - diluted	0.79	1.16	1.66	1.90

As at June 30, 2020, 869,223 stock options were excluded from the calculation of diluted earnings per share (2019 - nil) as these options were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

19

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

17.	Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

(in thousands of options and in dollars)	Three months		Three months		Six months		Six months
		ended		ended		ended		ended
	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price	options	price
Balance, beginning of period	4,346	27.00	5,458	25.22	4,422	26.82	5,031	21.01
Granted	-	-	-	-	-	-	909	40.36
Exercised	(1,000)	16.73	(598)	14.61	(1,072)	16.65	(1,068)	12.29
Forfeited	-	-	-	-	(4)	40.36	(12)	29.22
Balance, end of period	3,346	30.07	4,860	26.53	3,346	30.07	4,860	26.53
Options exercisable, end of period					2,571	27.75	3,113	21.92

The following table summarizes information about stock options outstanding and exercisable at June 30, 2020:

(in thousands of options and in dollars)	Options outstanding		Options
			exercisable
		Weighted
		average
	Number	remaining	Number
	of	contractual life	of
Exercise prices	options	(in years)	options
9.46	77	0.1	77
20.18	112	0.1	112
24.93	533	2.1	533
24.64	664	3.1	664
25.14	247	1.1	247
29.92	561	4.6	366
35.02	289	3.6	289
40.36	863	5.7	283
	3,346	3.6	2,571

Of the options outstanding at June 30, 2020, a total of 2,596,388 (December 31, 2019 - 3,463,098) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the six months ended June 30, 2020 was $39.69 (2019 - $42.21).

For the three and six months ended June 30, 2020, the Group recognized a compensation expense of $0.4 million and $1.1 million, respectively (2019 - $1.3 million and $2.3 million) with a corresponding increase to contributed surplus.

No stock options were granted in 2020 under the Company’s stock option plan.

20

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

Deferred share unit plan for board members (cash-settled)

The Company offers a deferred share unit (“DSU”) plan for its board members. Under this plan, board members may elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Balance, beginning of period	361,791	316,612	348,031	306,042
Board members compensation	5,851	8,597	17,572	17,187
Dividends paid in units	2,837	1,789	4,876	3,768
Balance, end of period	370,479	326,998	370,479	326,998

For the three and six months ended June 30, 2020, the Group recognized, as a result of DSUs, a compensation expense of $0.3 million and $0.7 million respectively (2019 - $0.4 million and $0.8 million) with a corresponding increase to trade and other payables. In addition, in personnel expenses, the Group recognized a mark-to-market loss on DSUs of $6.2 million and $0.9 million for the three and six months ended June 30, 2020 (2019 - loss of $0.2 million and $1.5 million).

As at June 30, 2020, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $17.0 million (December 31, 2019 - $15.5 million).

Performance contingent restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. In February 2020, upon the recommendation of the Human Resources and Compensation Committee, the Board approved the following changes to the long-term incentive plan (“LTIP”) policy for designated eligible participants in 2020 and future years. Each participant’s annual LTIP allocation will be split in two equally weighted awards of performance share units (“PSUs”) and of restricted share units (“RSUs”). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs will only be subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs will be equally weighted between absolute earnings before interest and income tax objective and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

Restricted share units

On February 7, 2020, the Company granted a total of 145,218 RSUs under the Company’s equity incentive plan of which 95,358 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $43.12 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs and in dollars)	Three months		Three months		Six months			Six months
		ended		ended		ended		ended
	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise	of	exercise
	RSUs	price	RSUs	price	RSUs	price	RSUs	price
Balance, beginning of period	385	38.95	298	36.23	239	36.44	147	31.84
Granted	-	-	-	-	145	43.12	153	40.36
Reinvested	3	38.96	2	36.23	4	38.33	3	34.78
Settled	-	-	-	-	-	-	(1)	28.10
Forfeited	-	-	-	-	-	-	(2)	31.09
Balance, end of period	388	38.95	300	36.23	388	38.95	300	36.23

21

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

The following table summarizes information about RSUs outstanding and exercisable as at June 30, 2020:

(in thousands of RSUs and in dollars)
	RSUs outstanding
		Remaining
	Number of	contractual life
Exercise prices	RSUs	(in years)
29.92	91	0.5
40.36	151	1.5
43.12	146	2.6
	388	1.7

For the three and six months ended June 30, 2020, the Group recognized, as a result of RSUs, a compensation expense of $1.3 million and $2.3 million, respectively (2019 - $0.9 million and $2.0 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at June 30, 2020, a total of 254,223 (December 31, 2019 - 155,974) are held by key management personnel.

Performance share units

On February 7, 2020, the Company granted a total of 145,218 PSUs under the Company’s equity incentive plan of which 95,358 were granted to key management personnel, at that date. The fair value of the PSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $43.12 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of PSUs and in dollars)		Three months		Six months
		ended		ended
		June 30, 2020		June 30, 2020
		Weighted		Weighted
	Number	average	Number	average
	of	exercise	of	exercise
	PSUs	price	PSUs	price
Balance, beginning of period	145	43.12	-	-
Granted	-	-	145	43.12
Reinvested	1	43.12	1	43.12
Balance, end of period	146	43.12	146	43.12

The following table summarizes information about PSUs outstanding and exercisable as at June 30, 2020:

(in thousands of PSUs and in dollars)
	PSUs outstanding
		Remaining
	Number of	contractual life
Exercise prices	PSUs	(in years)
43.12	146	2.6
	146	2.6

For the three and six months ended June 30, 2020, the Group recognized, as a result of PSUs, a compensation expense of $0.6 million and $1.1 million with a corresponding increase to contributed surplus.

Of the PSUs outstanding at June 30, 2020, a total of 96,106 are held by key management personnel.

22

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

18.	Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation: vehicle operation expenses, primarily fuel, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Materials and services expenses
Independent contractors	430,116	510,291	920,857	987,257
Vehicle operation expenses	142,976	213,109	330,118	414,634
	573,092	723,400	1,250,975	1,401,891

19.	Personnel expenses

The Canada Emergency Wage Subsidy (“CEWS”) was established to enable Canadian employers to re-hire workers previously laid off, help prevent further job losses, and to better position themselves to resume normal operations following the COVID-19 pandemic declaration and crisis. The CEWS provides a subsidy of 75% of employee wages to a maximum of $847 per employee per week for eligible Canadian employers. The program has been separated into six claim periods spanning a 24-week period from March 15, 2020 to August 29, 2020.

To be eligible to receive the wage subsidy, a Canadian employer needs to have sustained a 30% decrease in revenues (15% for the first claim period) as compared to the same period in the previous year or to the average monthly sales recognized in January and February 2020. For the 5th and 6th claim periods commencing on July 5, 2020, the eligibility criteria has not yet been established.

During the three months ended June 30, 2020, certain legal entities within the Company qualified for the CEWS resulting in a $40.4 million subsidy that is recorded and offset against personnel expenses in the consolidated statement of income.

23

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

20.	Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2020	June 30, 2019*	June 30, 2020	June 30, 2019*
Interest expense on long-term debt	12,025	14,609	27,474	28,652
Interest expense on lease liabilities	4,229	4,673	8,496	9,401
Interest income and accretion on promissory note	(255)	(749)	(857)	(1,455)
Net change in fair value and accretion expense of contingent considerations	41	54	109	137
Net foreign exchange (gain) loss	5	973	(1,645)	245
Net change in fair value of foreign exchange derivatives	-	18	-	-
Net change in fair value of interest rate derivatives	(332)	-	336	-
Other financial expenses	1,856	1,899	2,858	3,623
Net finance costs	17,569	21,477	36,771	40,603
Presented as:
Finance income	(587)	(749)	(2,502)	(1,455)
Finance costs	18,156	22,226	39,273	42,058

(*) Effective January 1, 2020, the Group presents mark-to-market (gain) loss on DSUs in personnel expenses. Therefore, $0.2 million and $1.5 million loss on mark-to-market on DSUs for the three and six months ended June 30, 2019 have been recast to adhere to the newly adopted presentation.

21.	Income tax expense

Income tax recognized in income or loss:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Current tax expense
Current period	47,995	24,360	73,025	47,585
Adjustment for prior years	2	-	385	-
	47,997	24,360	73,410	47,585
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(4,795)	4,777	(5,874)	2,235
Variation in tax rate	(27)	(1,249)	(122)	(1,353)
Adjustment for prior years	1,070	(566)	330	(457)
	(3,752)	2,962	(5,666)	425
Income tax expense	44,245	27,322	67,744	48,010

24

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

Reconciliation of effective tax rate:

	Three months		Three months		Six months		Six months
		ended		ended		ended		ended
	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
Income before income tax		113,900		127,511		213,159		213,302
Income tax using the Company’s statutory tax rate	26.5%	30,183	26.7%	34,046	26.5%	56,487	26.7%	56,952
Increase (decrease) resulting from:
Rate differential between jurisdictions	(3.0%)	(3,408)	(3.0%)	(3,826)	(3.1%)	(6,653)	(3.2%)	(6,821)
Variation in tax rate	0.0%	(27)	(1.0%)	(1,249)	(0.1%)	(122)	(0.6%)	(1,353)
Non deductible expenses	3.4%	3,841	0.5%	613	4.1%	8,844	0.7%	1,566
Tax exempt income	(0.1%)	(72)	(2.4%)	(3,109)	(1.3%)	(2,845)	(2.1%)	(4,518)
Adjustment for prior years	0.9%	1,072	(0.4%)	(566)	0.3%	715	(0.2%)	(457)
Multi-jurisdiction tax	0.7%	785	1.1%	1,413	0.6%	1,186	1.2%	2,641
Treasury Regulations, interpretive guidance clarifying the U.S. Tax Reform Bill	10.4%	11,871	0.0%	-	4.8%	10,132	0.0%	-
	38.8%	44,245	21.5%	27,322	31.8%	67,744	22.5%	48,010

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (“U.S. Tax Reform”). The U.S. Tax Reform reduces the U.S. federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The U.S. Tax Reform also allows for immediate capital expensing of new investments in certain qualified depreciable assets made after September 27, 2017, which will be phased down starting in year 2023.

The U.S. Tax Reform introduces other important changes to U.S. corporate income tax laws that may significantly affect the Group in future years including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes, and limitations to the deduction for net interest expense incurred by U.S. corporations. Future regulations and interpretations to be issued by U.S. authorities may also impact the Group’s estimates and assumptions used in calculating its income tax provisions. On April 7, 2020, the U.S. Treasury Department issued Treasury Regulations, interpretive guidance clarifying the U.S. Tax Reform Bill. As anticipated, a tax benefit relating to 2019 and Q1 2020 was disallowed, resulting in a tax expense of $10.1 million in 2020.

22.	Financial instruments

Derivative financial instruments designated as effective cash flow hedge instruments' fair values were as follows:

	As at	As at
	June 30, 2020	December 31, 2019
Current assets
Interest rate derivatives	-	39
Current liabilities
Interest rate derivatives	2,393	843
Non-current liabilities
Interest rate derivatives	2,991	888

During the first six months of 2020, two hedging relationships ended due to the repayment of the hedged items. As at June 30, 2020, a fair value of $0.3 million of interest rate derivative current liabilities were not designated as cash flow hedge instruments. At June 30, 2020, the Group has US$100 million interest rate swaps that hedge variable interest debt set using the 30-day Libor rate (December 31 2019 - US$325 million).

a)	Interest rate risk

The Company’s intention is to minimize its exposure to changes in interest rates by maintaining a significant portion of fixed-rate interest-bearing long-term debt. This is achieved by entering into interest rate swaps.

25

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2020 AND 2019 - (UNAUDITED)

The Group’s interest rate derivatives are as follows:

	As at June 30, 2020					As at December 31, 2019
		Notional		Notional			Notional		Notional
	Average	Contract	Average	Contract	Fair	Average	Contract	Average	Contract	Fair
	B.A.	Amount	Libor	Amount	value	B.A.	Amount	Libor	Amount	value
	rate	CDN$	rate	US$	CDN$	rate	CDN$	rate	US$	CDN$
Coverage period:
Less than 1 year	-	-	1.87%	125,000	(2,729)	0.99%	75,000	1.90%	293,750	(804)
1 to 2 years	-	-	1.92%	100,000	(2,393)	-	-	1.92%	100,000	(444)
2 to 3 years	-	-	1.92%	25,000	(598)	-	-	1.92%	100,000	(444)
Liability					(5,720)					(1,692)
Presented as:
Current assets					-					39
Current liabilities					(2,729)					(843)
Non-current liabilities					(2,991)					(888)

23.	Contingencies, letters of credit and other commitments

a)	Contingencies

There are pending operational and personnel related claims against the Group. The Group has accrued $2.6 million for claim settlements that are presented in long-term provisions on the consolidated statements of financial position (December 31, 2019 -$2.6 million in long-term provisions). In the opinion of management, these claims are adequately provided for and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)	Letters of credit

As at June 30, 2020, the Group had $34.3 million of outstanding letters of credit (December 31, 2019 - $41.7 million).

c)	Other commitments

As at June 30, 2020, the Group had $64.0 million of purchase commitments (December 31, 2019 - $35.2 million) and $37.5 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (December 31, 2019 - $12.0 million).

26